Exhibit 12

LEVEL 3 PARENT, LLC
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended March 31,		Two Months Ended December 31,	Ten Months Ended October 31,	Year Ended December 31,
	2018	2017	2017	2017	2016	2015	2014	2013
	(Dollars in millions)
Income (Loss) from Continuing Operations Before Income Taxes	$164	$165	93	693	842	283	238	(71)
Interest on Debt, Net of Capitalized Interest	120	134	80	441	544	642	652	649
Amortization of Capitalized Interest	—	—	—	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	38	28	19	95	115	119	104	101
Earnings Available for Fixed Charges	322	$327	192	1,229	1,501	1,044	994	679
Interest on Debt	120	134	80	441	544	642	652	649
Preferred Dividends	—	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	38	28	19	95	115	119	104	101
Total Fixed Charges	158	162	99	536	659	761	756	750
Ratio of Earnings to Fixed Charges	2.0	2.0	1.9	2.3	2.3	1.4	1.3	—
Deficiency	$—	—	—	—	—	—	—	(71)